KfW,

Palmengartenstrasse 5-9,

D-60325 Frankfurt am Main,

Germany.

November 3, 2015

Ms. Sandra B. Hunter,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:          KfW Registration Statement under Schedule B to the Securities Act of 1933

Dear Ms. Hunter:

We hereby respectfully request the acceleration of effectiveness of the Registration Statement No. 333-206499 of KfW filed with the Commission on August 21, 2015 under Schedule B to the Securities Act of 1933, as amended, to 5:30 p.m. on November 5, 2015, or as soon thereafter as practicable.

Very truly yours,

KfW

By:	/S/ DR. FRANK CZICHOWSKI
Name:	Dr. Frank Czichowski
Title:	Senior Vice President and Treasurer

By:	/S/ JOCHEN LEUBNER
Name:	Jochen Leubner
Title:	Vice President

cc: Krystian Czerniecki

(Sullivan & Cromwell LLP)

Mark Brod

(Simpson Thacher & Bartlett LLP)